UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONSOL Coal Resources LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

20855T100

(CUSIP Number)

Donald W. Rush

Executive Vice President and

Chief Financial Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person: CNX Resources Corporation
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0%
14.	Type of reporting person: CO

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 11, 2016, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on October 4, 2017 (the “Statement”), relating to the common units representing limited partner interests (the “Common Units”) of CONSOL Coal Resources LP (formerly CNX Coal Resources LP), a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1.	Security and Issuer.

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D relates to the Common Units of the Issuer. The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317. The Reporting Person has zero beneficial ownership of the Issuer.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

(a)	This Amendment No. 2 is filed by CNX Resources Corporation (formerly CONSOL Energy Inc.), a Delaware corporation (the “Reporting Person”). Schedule I attached hereto amends and restates in its entirety the Schedule I previously filed as part of the Statement and is incorporated herein by reference. Schedule I contain information concerning the executive officers and directors of the Reporting Person (collectively, the “Listed Persons”).

(c)	The principal businesses of the Reporting Person are Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin.

(d)-(e)	During the last five years, neither the Reporting Person nor any of the Listed Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

Spin-off Transaction

As previously disclosed, on November 28, 2017, the Reporting Person completed the separation and distribution of its coal business (the “spin-off”). As part of the spin-off, the Reporting Person and certain of its subsidiaries completed an internal reorganization whereby assets of the Reporting Person relating to its coal business, including the indirect ownership of its Common Units, Subordinated Units, incentive distribution rights and general partner interest of the Issuer, were transferred to a wholly-owned subsidiary of the Reporting Person formed to hold the assets and liabilities of the Reporting Person’s coal business (“CoalCo”). CoalCo was then separated into a stand-alone publicly-traded coal company, by means of a pro rata distribution by the Reporting Person to its common stockholders of all of the then issued and outstanding shares of CoalCo. In connection with the spin-off, CoalCo made a cash payment of $425 million to the Reporting Person in partial consideration for the contribution by the Reporting Person of certain assets and liabilities, including the indirect ownership of the Common Units, to CoalCo.

In connection with the spin-off, on November 28, 2017, the Reporting Person changed its name from “CONSOL Energy Inc.” to “CNX Resources Corporation” and CoalCo changed its name from “CONSOL Mining Corporation” to “CONSOL Energy Inc.” CoalCo now owns, either directly or indirectly, 5,006,496 Common Units,

11,611,067 Subordinated Units, 100% of the incentive distribution rights and a 1.7% general partner interest (reflecting 100% of the general partner units) of the Issuer, and the Reporting Person has zero beneficial ownership of the Issuer. Further, the Reporting Person no longer owns the Issuer’s General Partner, and no longer has any authority to appoint the General Partner’s board of directors and has no authority to engage in discussions with management, the board of directors, or unitholders of the Issuer and other relevant parties, or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, sales or acquisitions of assets or businesses, changes to the capitalization or distribution policy of the Issuer, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

In connection with the spin-off and the corporate name changes noted above, the Issuer filed a certificate of amendment with the Delaware Secretary of State and amended its partnership agreement to change its name from “CNX Coal Resources LP” to “CONSOL Coal Resources LP.” Further, the Issuer’s ticker symbol on the New York Stock Exchange was changed from “CNXC” to “CCR.”

General

Except for those matters set forth above in this Amendment No. 2, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) The Reporting Person has zero beneficial ownership of the Issuer. The Reporting Person does not share the power to vote or to direct the vote or to dispose or direct the disposition of any Common Units.

(c) Except for those matters set forth in this Amendment No. 2 and in Amendment No. 1, during the past 60 days the Reporting Person has not effected any transaction in the Common Units.

(d) None.

(e) As described above, the Reporting Person ceased being the beneficial owner of any of the Common Units as of the consummation of the spin-off transaction on November 28, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 of this Amendment No. 2 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Contribution and Assignment Agreement, effective as of November 28, 2017, by and between CONSOL Energy Inc. and CONSOL Mining Corporation

Exhibit B	Separation and Distribution Agreement, dated as of November 28, 2017, by and between CONSOL Energy Inc. and CONSOL Mining Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2017	CNX Resources Corporation

/s/ Stephanie L. Gill
	By:	Stephanie L. Gill
Vice President, General Counsel & Corporate Secretary

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Person, or each person controlling the Reporting Person, is set forth below.

Reporting Person CNX Resources Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship
Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer	USA

Donald W. Rush	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Exploration and Production	USA

William N. Thorndike, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

J. Palmer Clarkson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

William E. Davis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA